Exhibit 99.20

Consent of Wayne Valliant

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name in connection with mineral reserve and resource estimates for the Mesquite Mine and to the use of information derived from the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California” dated February 26, 2010, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2009 and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2010.

/s/ Wayne Valliant
Name: Wayne Valliant
Title: P. Geo. and Principal Geologist for Scott Wilson Roscoe Postle Associates Inc.